SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In May 2024:

(X) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

( ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				7,474,632
ADR		Common				0,00
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Common	UBS Corretora	Buy	21	5,000	12.10	60,500.00
Shares	Common	UBS Corretora	Buy	21	5,000	12.11	60,550.00
Shares	Common	UBS Corretora	Buy	21	130,000	12.13	1,576,900.00
Shares	Common	UBS Corretora	Buy	21	348,200	12.14	4,227,148.00
Shares	Common	UBS Corretora	Buy	21	3,411,800	12.15	41,453,370.00
Shares	Common	UBS Corretora	Buy	21	200,000	12.17	2,434,000.00
Shares	Common	UBS Corretora	Buy	21	69,200	12.18	842,856.00
Shares	Common	UBS Corretora	Buy	21	150,000	12.19	1,828,500.00
Shares	Common	UBS Corretora	Buy	21	680,800	12.20	8,305,760.00
Shares	Common	UBS Corretora	Buy	22	1,911,200	11.95	22,838,840.00
Shares	Common	UBS Corretora	Buy	22	25,000	12.02	300,500.00
Shares	Common	UBS Corretora	Buy	22	75,000	12.03	902,250.00
Shares	Common	UBS Corretora	Buy	22	725,000	12.04	8,729,000.00
Shares	Common	UBS Corretora	Buy	22	2,400,000	12.05	28,920,000.00
Shares	Common	UBS Corretora	Buy	22	851,500	12.06	10,269,090.00
Shares	Common	UBS Corretora	Buy	22	173,500	12.07	2,094,145.00
Shares	Common	UBS Corretora	Buy	22	410,400	12.08	4,957,632.00
Shares	Common	UBS Corretora	Buy	22	312,300	12.09	3,775,707.00
Shares	Common	UBS Corretora	Buy	22	27,300	12.10	330,330.00
Shares	Common	UBS Corretora	Buy	23	130,100	11.95	1,554,695.00
Shares	Common	UBS Corretora	Buy	23	62,600	11.96	748,696.00
Shares	Common	UBS Corretora	Buy	23	703,000	11.97	8,414,910.00
Shares	Common	UBS Corretora	Buy	23	985,600	11.98	11,807,488.00
Shares	Common	UBS Corretora	Buy	23	1,225,900	11.99	14,698,541.00
Shares	Common	UBS Corretora	Buy	23	1,892,800	12.00	22,713,600.00
Shares	Common	UBS Corretora	Buy	24	2,021,600	11.90	24,057,040.00
Shares	Common	UBS Corretora	Buy	24	67,200	11.91	800,352.00
Shares	Common	UBS Corretora	Buy	24	699,500	11.92	8,338,040.00
Shares	Common	UBS Corretora	Buy	24	1,500,000	11.93	17,895,000.00
Shares	Common	UBS Corretora	Buy	24	1,050,500	11.94	12,542,970.00
Shares	Common	UBS Corretora	Buy	24	1,750,000	11.95	20,912,500.00
Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				31,474,632
ADR		Common				0,00

(1)	When filling in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

(*)	Each ADR is equivalent to 1 (one) share,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer